SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


S.D.E. HOLDINGS 2, INC.
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                                (Name of Issuer)
COMMON


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                         (Title of Class of Securities)

NONE

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                                 (CUSIP Number)


Susan J. Cornman, 7609 Ralston Road, CO 80002 (303) 422-8127
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


MAY 28, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                   Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Susan J. Cornman
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         500,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    500,000
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             500,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         50%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


       INVESTOR
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security & Issuer

     This Schedule relates to the beneficial ownership of Common Stock of S.D.E. Holdings 2, Inc. (hereinafter the "Company"), whose principal place of business is located at 2724 Irma Lake Dr., West Palm Beach, FL 33134.

Item 2.  IDENTITY & BACKGROUND

I.       a.       Name:  Susan J. Cornman ("Reporting Person")

         b.       Address:  7609 Ralston Road, Arvada, CO 80002

         c.       Occupation:  Attorney @ address in b. above

         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

         e. The reporting person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

         f.       Citizenship: USA

Item 3.  Source and Amount of the Funds

     Interest in securities of the Company were acquired by Reporting Person prior to filing Form 10SB. Personal funds were used to purchase the shares.

Item 4.  Purpose of the Transaction

    The ownership which is the subject of this Schedule was acquired by Reporting Person for the purpose of investment originally in 2000. At the time of acquisition in 2000, Reporting Person had no current plans which relate to or would result in any of the following, except as stated.

        a. The acquisition by any person of additional securities securities of the Company, or the disposition of securities of the Company, except that the business plan of the company is to seek a business to acquire or with which to enter into a merger agreement.


        b. An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; except that the business plan of the company is to seek a business to acquire or with which to enter into a merger agreement.

        c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d. There is no intended change of directors, at date of issuer becoming a reporting company under Section 12g of the Securities & Exchange Act of 1934.

        e. Any material change in the present capitalization or dividend policy of the Company.

        f. Reporting Person was aware of no other acquisition of control as of effective date of Form 10SB in 2000.

        g. Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party.

        h. Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

        j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         a. Reporting Person owned beneficially 500,000 shares of Common Stock of the Company, representing 50% of the issued and outstanding Common Stock.

         b. Susan J. Cornman had sole power to vote and dispose of 500,000 shares of common stock.

         c.    Not Applicable

         d.    Not Applicable

         e.    Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
- ------------------------------------------------------------------------------

There are no contracts, arrangements, understandings, or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.

Item 7. Exhibits

        None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2003                 /s/ Susan J. Cornman
                                        ------------------------------
                                        Susan J. Cornman